TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

**Jackie Stevens**
**Assistant to the Company Secretariat**

**By Courier**

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States


05005899

15th February 2005

SUPPL

Dear Sir/Madam

**Re: Taylor Nelson Sofres plc: file no 82-4668**

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Form 363 Annual Return.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

**Jackie Stevens**
Enc.




SEC MAIL PROCESSING
RECEIVED
FEB 17 2005
WASH. D.C.
202
SECTION

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC LETTERS 2005\050215 - (Securities & Exchange Commission)(Form 363 - annual return).doc

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

**Jackie Stevens**
**Assistant to the Company Secretariat**

**By Courier**

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

15th February 2005

Dear Sir/Madam

**Re: Taylor Nelson Sofres plc: file no 82-4668**

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Form 363 Annual Return.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully



**Jackie Stevens**
Enc.

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

**Sofia Bernsand**
**Company Secretarial Assistant**

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

12 January 2005

Dear Sir/Madam

**Taylor Nelson Sofres Trustees Limited registered no. 3014589**
**Annual return for the period ended 23 February 2005**

I enclose duly a completed and signed form 363 annual return for the above-named company together with a cheque for £15.00, being the filing fee due for the above company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully



Sofia Bernsand
Company Secretarial Assistant

Encls.

**cc.** Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, US


SEC MAIL PROCESSING
RECEIVED
FEB 2005
WASH. D.C. 202 SECTION

x:\users\companysecretarial 050101\companies house\050215_forms 363s.doc

Companies House
— for the record —

Company Name
TAYLOR NELSON SOFRES TRUSTEES LIMITED

# 363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3014589

Information extracted from Companies House records on 3rd January 2005


2005

## Section 1: Company details

Ref: 3014589/03/10

| | Current details | Amended details |
|---|---|---|
| > Registered Office Address<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | Tns House<br>Westgate<br>London<br>W5 1UA | Address<br><br>UK Postcode |
| > Register of Members<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Address where the Register is held**<br>At Registered Office | Address<br><br>UK Postcode |
| > Register of Debenture Holders<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | Not Applicable | Address<br><br>UK Postcode |
| > Principal Business Activities<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.* | **SIC Code** **Description**<br>6602 Pension funding | **SIC CODE** **Description** |

## Section 2: Details of Officers of the Company

| | Current details | Amended details |
|---|---|---|
| > **Company Secretary**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Company Secretary must be notified on form 288a.* | **Name**<br>Paul Simon Kent WRIGHT<br><br>**Address**<br>Less Rigg<br>Green North Road Jordans<br>Beaconsfield<br>Buckinghamshire<br>HP9 2SX | Name<br>__________<br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br>__________<br>__________<br>__________<br>UK Postcode<br>Date of change __ / __ / ____<br>Date Paul Simon Kent WRIGHT ceased to be secretary (if applicable)<br>__ / __ / ____ |
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>David ADDIS<br><br>**Address**<br>17 Burnt Oak<br>Cookham<br>Maidenhead<br>Berkshire<br>SL6 9RL<br><br>**Date of birth** 24/02/1950<br><br>**Nationality** British<br><br>**Occupation** Data Services Director | Name<br>__________<br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br>__________<br>__________<br>__________<br>UK Postcode<br>Date of birth __ / __ / ____<br>Nationality __________<br>Occupation __________<br>Date of change __ / __ / ____<br>Date David ADDIS ceased to be director (if applicable)<br>__ / __ / ____ |

| | Current details | Amended details |
|---|---|---|
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>Antony Brian COWLING<br><br>**Address**<br>4 Links Road<br>Epsom<br>Surrey<br>KT17 3PS<br><br>**Date of birth** 02/01/1936<br><br>**Nationality** British<br><br>**Occupation** Company Director | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br><br>UK Postcode<br>Date of birth / /<br>Nationality<br>Occupation<br>Date of change / /<br>Date Antony Brian COWLING ceased to be director (if applicable)<br>/ / |
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>Edward Frederick HOEFLING<br><br>**Address**<br>27 Newlyn Close<br>Bricket Wood<br>St. Albans<br>Hertfordshire<br>AL2 3UP<br><br>**Date of birth** 17/07/1952<br><br>**Nationality** British<br><br>**Occupation** Corporate Treasurer | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br><br>UK Postcode<br>Date of birth / /<br>Nationality<br>Occupation<br>Date of change / /<br>Date Edward Frederick HOEFLING ceased to be director (if applicable)<br>/ / |

| | Current details | Amended details |
|---|---|---|
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Name**<br>Michael Lawrence PETCH | Name ____________________ |
| | | ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. |
| | **Address**<br>Chestnut Cottage<br>Horn Lane East Hendred<br>Wantage<br>Oxfordshire<br>OX12 8LD | Address<br>____________________<br>____________________<br>____________________ |
| | **Date of birth** 28/11/1955 | UK Postcode _ _ _ _ _ _ _ |
| | **Nationality** British | Date of birth _ _ / _ _ / _ _ _ _ |
| *Particulars of a new Director must be notified on form 288a.* | **Occupation** Group Personnel Director | Nationality ____________________<br>Occupation ____________________<br>Date of change _ _ / _ _ / _ _ _ _ |
| | | Date Michael Lawrence PETCH ceased to be director (if applicable)<br>_ _ / _ _ / _ _ _ _ |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Name**<br>Leslie Ronald TAYLOR | Name ____________________ |
| | | ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. |
| | **Address**<br>34 Whinneys Road<br>Loudwater<br>Buckinghamshire<br>HP10 9RL | Address<br>____________________<br>____________________<br>____________________ |
| | **Date of birth** 19/12/1943 | UK Postcode _ _ _ _ _ _ _ |
| | **Nationality** British | Date of birth _ _ / _ _ / _ _ _ _ |
| *Particulars of a new Director must be notified on form 288a.* | **Occupation** Research Manager | Nationality ____________________<br>Occupation ____________________<br>Date of change _ _ / _ _ / _ _ _ _ |
| | | Date Leslie Ronald TAYLOR ceased to be director (if applicable)<br>_ _ / _ _ / _ _ _ _ |

| | Current details | Amended details |
|---|---|---|
| > **Issued Share Capital**<br>*This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.* | **Class of share**<br>Ordinary | Class of share |
| | **Nominal value of each share**<br>£1.00 | Nominal value of each share |
| | **Number of shares issued**<br>1 | Number of shares issued |
| | **Aggregate Nominal Value of issued shares**<br>£1.00 | Aggregate Nominal Value of issued shares |
| > **Total shares issued and value**<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Total number of shares issued**<br>1 | Total number of shares issued |
| | **Total Nominal value of shares issued**<br>£1.00 | Total Nominal value of shares issued |

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

## Section 4 Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

| Current details | Amended details | Shares transferred |
|---|---|---|
| > **Shareholder Name**<br>TAYLOR NELSON SOFRES PLC | Name ______ | |
| **Address**<br>Westgate<br>London<br>W5 1UA | Address ______<br>______<br>______<br>UK Postcode | **Shares transferred by**<br>**TAYLOR NELSON SOFRES PLC** |
| **Shares held**<br>*Class* / *Number*<br>Ordinary / 1 | **Shares held**<br>*Class* / *Number*<br>______ / ______<br>______ / ______ | *Class* / *Number* / *Date of transfer*<br>______ / ______ / __/__/____<br>______ / ______ / __/__/____ |

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

| Shareholders details | Class and number of shares or amount of stock held | Class and number of shares or amount of stock transferred (If appropriate) | Date of registration of transfer (If appropriate) |
|---|---|---|---|
| Name<br>Address<br>UK Postcode | | | |
| Name<br>Address<br>UK Postcode | | | |
| Name<br>Address<br>UK Postcode | | | |
| Name<br>Address<br>UK Postcode | | | |

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

## 1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 10 / 02 / 2005

*This date must not be earlier than the return date at 2 below*

***What to do now***

*Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.*

## 2. Date of this return

☐ This AR is made up to *26/1/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

*Note: The form must be delivered to CH within 28 days of this date*

## 3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th January 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

## 4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

***Have you enclosed the filing fee with the company number written on the reverse of the cheque?***

## Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bernsand

Telephone number *inc code* 0208 9672930

Address TNS House
Westgate
London

Postcode W5 1UA

DX number *if applicable*

DX exchange